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November 28, 2005



By EDGAR

Ms. Nili Shah
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549


                      RE: Gerdau S.A. (File No. 001-14878)


Dear Ms. Shah:

         We acknowledge receipt of the letter from the Staff of the Securities and Exchange Commission, dated November 15, 2005, regarding our response to your letter dated September 28, 2005.

         As noted below in our response, we have agreed to change the disclosures in our future filings. Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in our filings, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

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Ms. Nili Shah
November 28, 2005
Page 2


NOTE 23 - SEGMENT INFORMATION, PAGE F-55

                                    o We note your response to our prior comment that you intend to present specialty steel as a separate segment in your Form 20-F report for the year ended December 31, 2005 if the trend in gross profit per ton is confirmed at year-end. In consideration of the net sales and gross profit amounts for the five years ended December 31, 2004 on page 6 of your response, we note that the gross profit percentages for specialty steel and long steel are significantly different and have not fluctuated consistently. Per paragraph 17 of SFAS No. 131 similar long-term average gross margins for operating segments would be expected if their economic characteristics were similar. As the gross margins of specialty steel and long steel do not appear to be similar, these two operating segments should not be aggregated into a single operating segment in your future filings.

         Our response: We acknowledge your comment, and will start presenting specialty steel as an individual reporting segment in our Form 20-F report for the year ended December 31, 2005.

                                    * * * * *

         We hereby acknowledge that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

         o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.51.33232657 if you have any questions about this response letter. We understand that on submission of this reply we will have concluded the review process in respect of our Annual Report on Form 20-F for the year ended December 31, 2004.

                                   Very truly yours,
                                   GERDAU S.A.


                                   By  /s/ Osvaldo Burgos Schirmer
                                       -----------------------------------------
                                       Name: Osvaldo Burgos Schirmer
                                       Title: Chief Financial Officer


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Ms. Nili Shah
November 28, 2005
Page 3


     Copy:  Ryan Rohn
            Division of Corporation Finance